                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                           CoSine Communications, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    221222607
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

-----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 2 of 27 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 3 of 27 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 4 of 27 Pages
---------------------                                        -------------------

================================================================================
    1          NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,382,884
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,382,884
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,382,884
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 5 of 27 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   170,800
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               170,800
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    170,800
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 6 of 27 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JL HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   500
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               500
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 7 of 27 Pages
---------------------                                        -------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          J HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF          7     SOLE VOTING POWER
  SHARES
BENEFICIALLY                   170,300
  OWNED BY
   EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               170,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    170,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 8 of 27 Pages
---------------------                                        -------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability  company  ("Partners LLC"),  Warren G.  Lichtenstein,  Jack L.
Howard,  JL Howard,  Inc., a New York  corporation  ("JL  Howard") and J Howard,
Inc., a New York corporation ("J Howard").  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the
Reporting  Persons is party to that certain  Joint  Filing  Agreement as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

            (b) The principal  business  address of each Reporting Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

            The  principal  occupations  of  Mr.  Howard  are  serving  as  Vice
President of Partners LLC and serving as a principal of Mutual Securities, Inc., a  registered  broker-dealer.  Mr.  Howard is also a director of the Issuer.  JL
Howard and J Howard are family-owned  holding companies whose principal business is investing in securities. Mr. Howard is a director and President of each of JL
Howard and J Howard.  Mr.  Howard's  spouse,  Kathy  Howard,  is a director  and
Assistant Secretary of JL Howard.

            (d) Neither the Reporting  Persons nor Kathy Howard has,  during the last five years,  been  convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            (e) Neither the Reporting  Persons nor Kathy Howard has,  during the
last  five  years,   been  party  to  a  civil   proceeding  of  a  judicial  or
administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                     Page 9 of 27 Pages
---------------------                                        -------------------

            (f) Messrs.  Lichtenstein  and Howard and Ms. Howard are citizens of the United States of America.

     Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 2,382,884 Shares owned by Steel
Partners II is $5,252,469,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

            The aggregate purchase price of the 500 Shares owned by JL Howard is
$998,  including  brokerage  commissions.  The  Shares  owned by JL Howard  were acquired with working capital.

            The aggregate purchase price of the 170,300 Shares owned by J Howard is $392,358,  including brokerage commissions. The Shares owned by J Howard were acquired with working capital.

     Item 4 is hereby amended to add the following:

            On July  25,  2005,  Jack L.  Howard  was  elected  to the  Board of
Directors of the Issuer. In his capacity as a director of the Issuer, Mr. Howard may participate in discussions  with other Board members and, in his capacity as a director,  make recommendations  relating to any of the matters referred to in
Item 4.

     Item 5(a) is hereby amended and restated to read as follows:

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  10,090,635  Shares  outstanding  as reported in the
Issuer's  Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 16, 2005.

            As of the close of  business  on July 26,  2005,  Steel  Partners II beneficially  owned 2,382,884 Shares,  constituting  approximately  23.6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,382,884  Shares owned by Steel Partners
II,  constituting  approximately  23.6% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,382,884  Shares owned by Steel Partners II,  constituting approximately 23.6% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  2,382,884  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 10 of 27 Pages
---------------------                                        -------------------

            As of the close of business on July 26, 2005, JL Howard beneficially owned 500 Shares,  constituting  less than 1% of the Shares  outstanding,  and J
Howard beneficially owned 170,300 Shares, constituting approximately 1.7% of the
Shares  outstanding.  Jack L. Howard has sole voting and dispositive  power with respect to the 500 Shares owned by JL Howard,  constituting  less than 1% of the
Shares  outstanding,  and with respect to the 170,300  Shares owned by J Howard, constituting  approximately  1.7% of the Shares  outstanding.  Accordingly,  Mr.
Howard may be deemed to  beneficially  own the 170,800 Shares owned by JL Howard and J Howard, constituting approximately 1.7% of the Shares outstanding.

     Item 5(c) is hereby amended to add the following:

            Schedule A annexed  hereto lists all  transactions  by the Reporting
Persons in the Shares  during the past sixty  days.  The  transactions  by Steel
Partners II were  effected  pursuant  to a Stock  Purchase  Agreement,  which is attached  hereto as  Exhibit  2, and the  transactions  by the  other  Reporting
Persons were effected in the open market.

     Item 6 is hereby amended to add the following:

            On July 21,  2005,  Steel  Partners II acquired  890,468  restricted
Shares of the Issuer for a purchase  price of $2.25 per share,  or $2,003,553 in the aggregate,  pursuant to a Stock Purchase Agreement, which is attached hereto as Exhibit 2.

            On July 27, 2005, the Reporting  Persons entered into a Joint Filing
Agreement,  in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer

     Item 7 is hereby amended to add the following exhibits:

            2.   Stock Purchase  Agreement,  dated July 21, 2005, by and between
                 Crescendo  World Fund LLC,  Eagle  Ventures WF, LLC,  Crescendo
                 III, GbR,  Crescendo III, LP and Crescendo III Executive  Fund,
                 LP, as sellers, and Steel Partners II, as purchaser.

            3.   Powers of Attorney.

            4.   Joint Filing  Agreement  by and among Steel  Partners II, L.P.,
                 Steel Partners, L.L.C., Warren G. Lichtenstein, Jack L. Howard,
                 JL Howard, Inc. and J Howard, Inc., dated July 27, 2005.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 11 of 27 Pages
---------------------                                        -------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2005                    STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Steven Wolosky
                                             ----------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for
                                             Warren G. Lichtenstein,
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Steven Wolosky
                                             ----------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for
                                             Warren G. Lichtenstein,
                                             Managing Member

                                         /s/ Steven Wolosky
                                         ---------------------------------------
                                         STEVEN WOLOSKY
                                         as Attorney In Fact for
                                         Warren G. Lichtenstein, Individually

                                         /s/ Jack L. Howard
                                         ---------------------------------------
                                         JACK L. HOWARD

                                         JL HOWARD, INC.

                                         By: /s/ Jack L. Howard
                                         ---------------------------------------
                                         Jack L. Howard, President

                                         J HOWARD, INC.

                                         By: /s/ Jack L. Howard
                                         ---------------------------------------
                                         Jack L. Howard, President

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 12 of 27 Pages
---------------------                                        -------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock             Price Per                    Date of
       Purchased                   Share($)                    Purchase
       ---------                   --------                    --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
      890,468                      2.2500                      7/21/05

                                 JL HOWARD, INC.
                                 ---------------
          500                      1.9500                      7/15/05

                                 J HOWARD, INC.
                                 --------------
      100,000                      2.2500                      6/10/05
       70,300                      2.3800                      6/21/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 13 of 27 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX

       EXHIBIT                                                            Page
       -------                                                            ----

1.     Joint Filing  Agreement by and between Steel  Partners II,
       L.P., Steel Partners,  L.L.C. and Warren G.  Lichtenstein,
       dated as of April 13, 2005 (previously filed).                      --

2.     Stock  Purchase  Agreement,  dated July 21,  2005,  by and         14-23
       between  Crescendo World Fund LLC, Eagle Ventures WF, LLC,
       Crescendo  III, GbR,  Crescendo  III, LP and Crescendo III
       Executive  Fund,  LP, as sellers,  and Steel  Partners II,
       L.P, as purchaser.

3.     Powers of Attorney.                                                24-26

4.     Joint  Filing  Agreement  by and among Steel  Partners  II,          27
       L.P., Steel Partners, L.L.C., Warren G. Lichtenstein,  Jack
       L. Howard, JL Howard,  Inc. and J Howard,  Inc., dated July
       27, 2005.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 14 of 27 Pages
---------------------                                        -------------------

                            STOCK PURCHASE AGREEMENT

            STOCK PURCHASE AGREEMENT,  dated as of July 21, 2005, by and between
Crescendo World Fund LLC, a Delaware limited liability  company,  Eagle Ventures
WF, LLC, a Minnesota  limited  liability  company,  Crescendo III, GbR, a German civil  partnership,  Crescendo  III,  LP, a Delaware  limited  partnership,  and
Crescendo III Executive Fund, LP, a Delaware limited partnership (together,  the
"Sellers")  and  Steel  Partners  II,  L.P.,  a  Delaware  limited   partnership
("Purchaser").

            WHEREAS,  Sellers are, in aggregate, the owners of record of 890,468
restricted   shares  of  common   stock   (the   "CoSine   Shares")   of  CoSine
Communications,  Inc., a Delaware corporation (the "Company"), in the amounts as set forth on Schedule A;

            WHEREAS,  each of the  Sellers  desires  to sell  to  Purchaser  and
Purchaser  desires to purchase  from each of the Sellers the CoSine Shares for a purchase price of $2.25 per CoSine Share, or $2,003,553.00 in the aggregate,  on the terms and subject to the conditions set forth in this Agreement;

            NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.  Sale of Cosine Shares.
            ----------------------

    1.1.    SALE AND PURCHASE OF COSINE SHARES.  At the Closing,  upon the terms and subject to the conditions  contained in this  Agreement,  Sellers shall each sell to Purchaser and Purchaser shall purchase from each Seller all right, title and interest in and to the CoSine  Shares  (including  any and all voting rights associated therewith), listed opposite such Seller's name on Schedule A, for the
Purchase  Price set forth in  Schedule A with  respect to such  Seller's  CoSine
Shares.  The  aggregate  price for the purchase of all CoSine Shares held by all
Sellers  shall be TWO  MILLION,  THREE  THOUSAND,  FIVE  HUNDRED AND FIFTY THREE
($2,003,553.00) DOLLARS (the "Purchase Price").

    1.2.    CLOSING.  The closing of the sale and purchase of the CoSine  Shares shall  take  place  simultaneously  with  the  execution  and  delivery  of this
Agreement at the offices of Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP at
Park Avenue Tower,  65 East 55th Street,  New York, New York 10022,  on July 21,
2005, or at such other time and place as Purchasers  and Sellers shall  mutually agree (the "Closing").

    1.3.    DELIVERIES AT THE CLOSING.  At the Closing,  Purchaser shall deliver the  Purchase  Price to each Seller in such  respective  amounts as set forth on
Schedule A by wire  transfer to such  accounts as each Seller may  designate  to
Purchaser  prior to the  Closing.  At the  Closing,  Sellers  shall  deliver the following:

    (a)     the   certificates   evidencing   the  CoSine  Shares  (the  "CoSine
Certificates"),  duly endorsed in blank or with executed  stock powers  attached thereto in transferable form, medallion guaranteed;

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 15 of 27 Pages
---------------------                                        -------------------

    (b)     an  opinion of counsel to the  Company  addressed  to the  Company's transfer  agent  opining that (i) the transfer of CoSine  Shares to Purchaser is exempt from the  registration  requirements  of the  Securities  Act of 1933, as amended (the "Securities Act") and (ii) the second restrictive legend printed in each  CoSine  Certificate  tendered  is no  longer  required  and that new stock
certificates   representing  the  CoSine  Shares  may  be  issued  without  such restrictive legend;

    (c)     an  instruction  letter  from  the  Company  to its  transfer  agent directing  that a  certificate  for the  CoSine  Shares be issued in the name of
Purchaser  without  the  restrictive  legend  referred  to in  (b)(ii)  of  this paragraph; and

    (d)     a written  acknowledgement  from the Company that (i) this  transfer satisfies  the  conditions  of  Sections  7.3 and  9.11 of that  certain  CoSine
Communication,  Inc. Third Amended and Restated Investors' Rights Agreement (the
"Investor  Rights  Agreement"),  dated as of April  26,  2000,  by and among the
Company and the Investors and other parties  thereto,  which amends and restates in its  entirety  that cetain  Second  Amended and  Restated  Investors'  Rights
Agreement dated September 17, 1999, (ii) that the Purchaser shall assume all the rights of a Holder  (as  defined  therein)  provided  for in Section 2 under the
Investor Rights Agreement, and (iii) that Sections 3, 4, 5, 6 and 8 thereof have terminated.

Section 2.  Representations and Warranties of Purchaser.
            --------------------------------------------

            Purchaser hereby represents and warrants to Sellers as follows:

    2.1.    AUTHORIZATION.  Purchaser  has all  requisite  corporate  power  and authority to execute,  deliver and perform this  Agreement and the  transactions contemplated hereby, and the execution, delivery and performance by Purchaser of this Agreement has been duly authorized by all requisite action by Purchaser and this  Agreement,  when executed and delivered by Purchaser,  constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable  bankruptcy,  insolvency,  reorganization, fraudulent  conveyance,  moratorium or other similar laws  affecting  creditors'
rights and remedies  generally,  and subject,  as to enforceability,  to general principles  of  equity  (regardless  of  whether  enforcement  is  sought  in  a proceeding at law or in equity).

    2.2.    INVESTMENT REPRESENTATIONS. Purchaser hereby represents and warrants to Sellers as follows:

    (a)     INVESTMENT.  The CoSine  Shares to be acquired by Purchaser  will be acquired for investment for Purchaser's own account,  not as a nominee or agent, and not with a view to the resale or distribution thereof.

    (b)     ACCREDITED INVESTOR.  Purchaser is an "Accredited  Investor" as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933,  as  amended  (the  "Securities  Act").  Purchaser  is able to bear the economic risk of the purchase of the CoSine Shares pursuant to the terms of this
Agreement,  including a complete  loss of  Purchaser's  investment in the CoSine
Shares.

    (c)     RESTRICTED  SHARES.  Purchaser  understands  and agrees  that,  when acquired by  Purchaser  pursuant to this  Agreement,  the CoSine  Shares will be

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 16 of 27 Pages
---------------------                                        -------------------

restricted  within  the  meaning  of the  Securities  Act,  and may not be sold, transferred or otherwise  disposed of without  registration under the Securities
Act or an exemption therefrom.

    (d)     NO  REPRESENTATION.  Purchaser confirms that neither Sellers nor any agent or  affiliate  of Sellers  have made any  representation  or  warranty  to
Purchaser  about the Company or the CoSine  Shares other than those set forth in this Agreement,  and that Purchaser has not relied upon any other representation or warranty, express or implied, in purchasing the CoSine Shares.

    (e)     FINANCIAL  EXPERIENCE.  The Purchaser  represents  that by reason of
Purchaser's  business or  financial  experience  or the  business  or  financial experience of Purchaser's  professional  advisors who are unaffiliated  with and who are not  compensated  by either  Sellers or the Company or any  affiliate or selling  agent  of  either  Sellers  or the  Company,  directly  or  indirectly,
Purchaser  has the capacity to protect  Purchaser's  own interests in connection with the transactions contemplated by this Agreement.

    (f)     LEGEND. To the extent applicable,  Purchaser  understands and agrees that the  certificate  evidencing  the CoSine  Shares  shall be endorsed  with a legend in substantially the same form as the first restrictive legend printed on each of the CoSine Certificates.

    (g)     INVESTORS  RIGHTS  AGREEMENT.  Purchaser  agrees  to be bound by the terms and conditions of the Investors  Rights  Agreement  except with respect to
Sections 3, 4, 5, 6 and 8 thereto which have been terminated.

    Purchaser understands that the foregoing  representations and warranties are to be relied upon by Sellers as a basis for  exemption of the sale of the CoSine
Shares under the Securities Act and under the securities  laws of all applicable states and for other purposes.  Purchaser warrants that the information provided to Sellers is true and correct as of the date hereof,  and  Purchaser  agrees to advise Sellers, prior to the execution of this Agreement, of any material change in any such information.

Section 3.  Representations and Warranties of Sellers.
            ------------------------------------------

    Each Seller  hereby,  severally and not jointly,  represents and warrants to
Purchaser with respect to itself and its CoSine Shares as follows:

    3.1.    OWNERSHIP OF COSINE  SHARES.  The CoSine  Shares are solely owned by
Seller, as set forth on Schedule A,  beneficially and of record,  free and clear of any and all liens, encumbrances,  claims, charges and assessments, and Seller has the full right,  power,  legal capacity and authority to sell,  transfer and deliver its CoSine  Shares.  The CoSine  Shares are not subject to any  options, agreements,  or  restrictions  with  respect to  transferability,  except  those imposed by the Investors Rights Agreement and applicable securities law.

   3.2.     AUTHORIZATION. Seller has all requisite power and authority (limited liability  company or otherwise) to execute,  deliver and perform this Agreement and the  transactions  contemplated  hereby,  and the  execution,  delivery  and performance  by  Seller  of this  Agreement  has  been  duly  authorized  by all requisite action by such Seller and this Agreement,  when executed and delivered

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 17 of 27 Pages
---------------------                                        -------------------

by Seller,  constitutes a valid and binding  obligation  of Seller,  enforceable against Seller in accordance with its terms,  subject to applicable  bankruptcy, insolvency,  reorganization,  fraudulent conveyance, moratorium or other similar laws affecting  creditors'  rights and remedies  generally,  and subject,  as to
enforceability,   to  general   principles  of  equity  (regardless  of  whether
enforcement is sought in a proceeding at law or in equity).

    3.3.    APPROVALS   AND   CONSENTS.   No   action,   approval,   consent  or
authorization,  including, but not limited to, any action, approval,  consent or authorization  by any  governmental or  quasi-governmental  agency,  commission, board,  bureau,  or  instrumentality  is  necessary or required as to Sellers in order  to  constitute  this  Agreement  as  a  valid,  binding  and  enforceable obligation of Sellers in accordance  with its terms.  Sellers have  delivered to
Purchaser a true, correct and complete copy of the Investor Rights Agreement.

Section 4.  Indemnification.
            ----------------

            (a) Each Seller agrees to severally and not jointly to indemnify and
hold  harmless  Purchaser  (and  its  officers,  employees,   partners,  agents,
affiliates  and  controlling  parties)  from  and  against  any and all  losses, liabilities,  damages,  claims, suits,  actions,  judgments or causes of action,
assessments,   costs  and  expenses,   including  without  limitation  interest,
penalties,  reasonable attorneys' fees, any and all reasonable expenses incurred in investigating,  preparing or defending  against any litigation,  commenced or threatened, or any claim whatsoever,  and any and all amounts paid in settlement of any claim or  litigation,  asserted  against,  resulting to, imposed upon, or incurred or suffered by  Purchaser,  directly as a result of third party  claims resulting or arising from any  inaccuracy in or breach or  nonfulfillment  of or
any  alleged   inaccuracy  in  or  breach  or   nonfulfillment  of  any  of  the
representations,  warranties,  covenants or  agreements  made by Sellers in this
Agreement,.  provided,  however,  that the indemnity agreement contained in this
Subsection  4(a) shall not apply to amounts paid in settlement of any such loss, claim, damage,  liability,  or action if such settlement is effected without the consent  of the  Seller  (which  consent  shall  not be  unreasonably  withheld, conditioned  or delayed)  provided,  further,  in no event  shall the  indemnity obligations  of any Seller  under this  Subsection  4(a) exceed the net proceeds received  by such  Seller  from the sale of the CoSine  Shares to the  Purchaser pursuant to the Agreement.

            (b) Purchaser agrees to indemnify and hold harmless each Seller (and its officers,  employees,  partners, agents, affiliates and controlling parties)
from and  against  any and all  losses,  liabilities,  damages,  claims,  suits, actions,  judgments  or  causes of  action,  assessments,  costs  and  expenses, including without limitation interest,  penalties,  reasonable  attorneys' fees, any  and  all  reasonable  expenses  incurred  in  investigating,  preparing  or defending  against  any  litigation,  commenced  or  threatened,  or  any  claim whatsoever,  and  any  and  all  amounts  paid in  settlement  of any  claim  or litigation,  asserted  against,  resulting  to,  imposed  upon,  or  incurred or suffered by such Seller directly as a result of third party claims  resulting or arising from any  inaccuracy  in or breach or  nonfulfillment  of or any alleged inaccuracy  in or  breach  or  nonfulfillment  of any  of  the  representations, warranties,  covenants or agreements  made by the  Purchaser in this  Agreement, provided,  however,  that the indemnity  agreement  contained in this Subsection
4(b)  shall not apply to amounts  paid in  settlement  of any such loss,  claim, damage,  liability, or action if such settlement is effected without the consent of the Purchaser (which consent shall not be unreasonably withheld,  conditioned or delayed).

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 18 of 27 Pages
---------------------                                        -------------------

Section 5.  Brokers and Finders.
            --------------------

            No party hereto shall be obligated to pay any commission,  brokerage fee or finder's fee based on any alleged agreement or understanding  between any such  party  and a third  person in  respect  of the  transactions  contemplated hereby. Each party hereto hereby agrees to indemnify the other against any claim by any third  person for any  commission,  brokerage  or  finder's  fee or other payment with respect to this Agreement or the transactions  contemplated  hereby based on any alleged  agreement  or  understanding  between  such party and such third person, whether express or implied from the actions of such party.

Section 6.  Recitals Incorporated.
            ----------------------

            The  recitals  of this  Agreement  are  incorporated  herein by this reference and made a material part of this Agreement.

Section 7.  Successors and Assigns.
            -----------------------

            This  Agreement  shall bind and inure to the  benefit of the parties hereto and their respective successors and assigns.

Section 8.  Entire Agreement.
            -----------------

            This Agreement, including any and all exhibits and schedules hereto, contains  the entire  understanding  of the parties  with respect to the subject matter hereof and supersedes all prior agreements and  understandings  among the parties with respect thereto.

Section 9.  Notices.
            --------

            All notices, demands and requests of any kind to be delivered to any party in connection  with this Agreement shall be in writing and shall be deemed
to   have   been   duly   given   if   personally   delivered   or  if  sent  by
internationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

            (a)   if to Purchaser, to:

                      Warren Lichtenstein
                      c/o Steel Partners II, L.P.
                      590 Madison Avenue, 32nd Floor
                      New York, NY 10022

                      with a copy to:

                      Olshan Grundman Frome Rosenzweig & Wolosky LLP
                      65 East 55th Street
                      New York, NY 10022
                      Telecopier: (212) 451-2222
                      Attention: Steven Wolosky, Esq.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 19 of 27 Pages
---------------------                                        -------------------

            (b)   if to Sellers, to:

                      Crescendo World Fund LLC
                      800 LaSalle Avenue Suite 2250
                      Minneapolis, MN 55402-2033

                      with a copy to:

                      Robins, Kaplan, Miller & Ciresi L.L.P.
                      2800 LaSalle Plaza
                      800 LaSalle Avenue
                      Minneapolis, MN 55402-2015
                      Telecopier:  (612) 339-4181
                      Attention:  Kevin Spreng, Esq.

or to such  other  address  as the party to whom  notice is to be given may have furnished to the other parties to this  Agreement in writing in accordance  with the provisions of this Section. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery,  on the date of such delivery,  (ii) in the case of  nationally-recognized  overnight courier, on the next business day after the date when sent and (iii) in the case of mailing,  on the third business day following that on which the piece of mail containing such communication is posted.

Section 10. Amendments.
            -----------

This Agreement may not be modified or amended,  or any of the provisions of this
Agreement waived, except by written agreement of all parties hereto.

Section 11. Governing  Law; Waiver of Jury Trial.
            -------------------------------------

            (a) All questions  concerning the construction,  interpretation  and validity of this  Agreement  shall be governed by and  construed and enforced in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law  provision or rule (whether in the State of New
York or any other  jurisdiction) that would cause the application of the laws of any  jurisdiction  other  than the  State of New  York.  In  furtherance  of the foregoing,  the  internal  law of  the  State  of  New  York  will  control  the
interpretation   and  construction  of  this  Agreement,   even  if  under  such
jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily or necessarily apply.

            (b) BECAUSE  DISPUTES  ARISING IN CONNECTION WITH COMPLEX  FINANCIAL
TRANSACTIONS  ARE MOST QUICKLY AND  ECONOMICALLY  RESOLVED BY AN EXPERIENCED AND
EXPERT  PERSON  AND THE  PARTIES  WISH  APPLICABLE  LAWS TO APPLY  (RATHER  THAN
ARBITRATION  RULES),  THE PARTIES  DESIRE  THAT THEIR  DISPUTES BE RESOLVED BY A
JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE,  TO ACHIEVE THE BEST COMBINATION
OF THE BENEFITS OF THE JUDICIAL  SYSTEM AND OF  ARBITRATION,  THE PARTIES HERETO

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 20 of 27 Pages
---------------------                                        -------------------

WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,  SUIT OR  PROCEEDING  BROUGHT TO
ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES  UNDER THIS  AGREEMENT OR ANY DOCUMENTS
RELATED HERETO.

Section 12. Submission to Jurisdiction.
            --------------------------

          Any legal action or proceeding  with respect to this  Agreement may be brought in the courts of the State of New York and the United  States of America
located in the City of New York, New York and, by execution and delivery of this
Agreement,  the parties  hereby  accept for  themselves  and in respect of their properties,  generally and  unconditionally,  the  jurisdiction of the aforesaid courts. The parties hereby irrevocably waive, in connection with any such action or proceeding,  any objection,  including,  without limitation, any objection to the venue or based on the grounds of forum non conveniens, which they may now or hereafter  have  to the  bringing  of any  such  action  or  proceeding  in such respective jurisdictions.  The parties hereby irrevocably consent to the service of process of any of the aforementioned  courts in any such action or proceeding by the  mailing of copies  thereof by  registered  or  certified  mail,  postage prepaid, to them at the address set forth herein.

Section 13. Severability.
            -------------

          It is the desire and intent of the parties that the provisions of this
Agreement be enforced to the fullest extent permissible under the law and public
policies  applied  in  each   jurisdiction  in  which   enforcement  is  sought.
Accordingly,  in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction,  shall be ineffective,  without invalidating the  remaining  provisions  of this  Agreement  or  affecting  the  validity  or enforceability  of  such  provision  in any  jurisdiction.  Notwithstanding  the foregoing,  if such  provision  could  be more  narrowly  drawn  so as not to be invalid, prohibited or unenforceable in such jurisdiction,  it shall, as to such
jurisdiction,   be  so  narrowly  drawn,   without  invalidating  the  remaining
provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 14. Counterparts.
            -------------

          This Agreement may be executed in any number of counterparts, and each such counterpart of this Agreement shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile counterpart signatures to this Agreement shall be acceptable and binding.

Section 15. Headings.
            ---------

          The section and paragraph headings contained in this Agreement are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

Section 16. Expenses.
            ---------

          Each  party  hereto  shall  pay  its  own  expenses  incurred  in  the preparation, negotiation and execution of this Agreement and the consummation of the transactions  contemplated hereby and thereby,  including without limitation expenses for legal and accounting services.

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 21 of 27 Pages
---------------------                                        -------------------

Section 17. Survival.
            ---------

          The  warranties,   representations,   and  covenants  of  Sellers  and
Purchaser  contained in or made  pursuant to this  Agreement  shall  survive the execution and delivery of this  Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or Sellers.

Section 18. Further Assurances.
            -------------------

          From and after the date of this  Agreement,  the Purchaser and Sellers agree to execute and  deliver any  additional  documents,  instrument  and other writings as may be  reasonably  necessary  to effect the  transfer of the CoSine
Shares to the  Purchaser,  including  any  documents  required by the  Company's transfer agent or counsel.

Section 19. Preparation of Agreement.
            -------------------------

          Each party to this Agreement  acknowledges that: (i) the party had the advice of, or  sufficient  opportunity  to obtain the advice of,  legal  counsel separate and  independent of legal counsel for any other party hereto;  (ii) the terms of the transactions contemplated by this Agreement are fair and reasonable
to  such  party;  and  (iii)  such  party  has  voluntarily   entered  into  the
transactions  contemplated  by this Agreement  without duress or coercion.  Each party  further  acknowledges  that such party was not  represented  by the legal
counsel  of  any  other  party  hereto  in  connection  with  the   transactions
contemplated  by  this  Agreement,  nor  was  he  or  it  under  any  belief  or understanding  that such legal counsel was  representing  his or its  interests.
Each party agrees that no conflict,  omission or ambiguity in this Agreement, or the interpretation  thereof,  shall be presumed,  implied or otherwise construed against  any other  party to this  Agreement  on the basis  that such  party was responsible for drafting this Agreement.

                                    * * * * *

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 22 of 27 Pages
---------------------                                        -------------------

            IN WITNESS  WHEREOF,  each of the undersigned has duly executed this
Stock Purchase Agreement as of the date first written above.

                                         STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Jack Howard
                                             -----------------------------------
                                             Name:  Jack Howard
                                             Title: Partner

         Signature page to Stock Purchase Agreement dated July 21, 2005

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 23 of 27 Pages
---------------------                                        -------------------

            IN WITNESS  WHEREOF,  each of the undersigned has duly executed this
Stock Purchase Agreement as of the date first written above.

                                         CRESCENDO III, L.P.

                                         CRESCENDO III EXECUTIVE FUND, L.P.

                                         Each by its general partner,
                                         Crescendo Ventures III, LLP

                                         By: /s/ Jeffrey R. Tollefson
                                             -----------------------------------
                                             Name:  Jeffrey R. Tollefson
                                             Title: Member

                                         CRESCENDO III, GBR

                                         By:  Crescendo German Investments, LLC
                                         Its: Managing Partner

                                         By: /s/ Jeffrey R. Tollefson
                                             -----------------------------------
                                             Name:  Jeffrey R. Tollefson
                                             Title: Member

                                         CRESCENDO WORLD FUND, LLC
                                         By its Managing Member, Crescendo
                                         Ventures World Fund, LLC

                                         By: /s/ Jeffrey R. Tollefson
                                             -----------------------------------
                                             Name:  Jeffrey R. Tollefson
                                             Title: Member

                                         EAGLE VENTURES WF, LLC

                                         By: /s/ Jeffrey R. Tollefson
                                             -----------------------------------
                                             Name:  Jeffrey R. Tollefson
                                             Title: Member

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 24 of 27 Pages
---------------------                                        -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

            1. execute for and on behalf of the  undersigned  all  Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934 and the rules  thereunder;

            2. do and  perform  any  and  all  acts  for  and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such
Schedule  13D,  complete and execute any amendment or  amendments  thereto,  and timely file such form with the United States Securities and Exchange  Commission and any stock exchange or similar authority; and

            3. take any other action of any type  whatsoever in connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's  discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 28th day of June, 2005.

                                            STEEL PARTNERS II, L.P.
                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                Warren G. Lichtenstein,
                                                Managing Member

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 25 of 27 Pages
---------------------                                        -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

            1. execute for and on behalf of the  undersigned  all  Schedules 13D required to be filed under Section 13(d) of the Securities  Exchange Act of 1934 and the rules thereunder;

            2. do and  perform  any  and  all  acts  for  and on  behalf  of the undersigned  that may be necessary or desirable to complete and execute any such
Schedule  13D,  complete and execute any amendment or  amendments  thereto,  and timely file such form with the United States Securities and Exchange  Commission and any stock exchange or similar authority; and

            3. take any other action of any type  whatsoever in connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 29th day of June, 2005.

                                                 STEEL PARTNERS, L.L.C.

                                                 By: /s/ Warren G. Lichtenstein
                                                     -------------------------
                                                     Warren G. Lichtenstein,
                                                     Managing Member

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 26 of 27 Pages
---------------------                                        -------------------

                                POWER OF ATTORNEY

            Know all by these presents,  that the undersigned hereby constitutes and appoints Steven Wolosky signing singly,  the  undersigned's  true and lawful attorney-in-fact to:

      1.    execute  for and on  behalf of the  undersigned  all  Schedules  13D required to be filed under Section 13(d) of the Securities  Exchange
            Act of 1934 and the rules thereunder;
      2.    do and perform any and all acts for and on behalf of the undersigned that may be  necessary or desirable to complete and execute any such
            Schedule  13D,  complete  and execute any  amendment  or  amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority;
            and
      3.    take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney  shall be in such form and shall  contain such terms and
            conditions   as   such   attorney-in-fact   may   approve   in  such
            attorney-in-fact's discretion.

            The  undersigned  hereby grants to each such  attorney-in-fact  full power and  authority  to do and perform  any and every act and thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

            This Power of Attorney  shall  remain in full force and effect until the  undersigned  is no longer  required to file  Schedules  13D unless  earlier revoked  by the  undersigned  in a signed  writing  delivered  to the  foregoing attorney-in-fact.

            IN  WITNESS  WHEREOF,  the  undersigned  has  caused  this  Power of
Attorney to be executed as of this 29th day of June, 2005.

                                         /s/ Warren G. Lichtenstein
                                         --------------------------
                                         WARREN G. LICHTENSTEIN

---------------------                                        -------------------
CUSIP No. 221222607                   13D                    Page 27 of 27 Pages
---------------------                                        -------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated July 27,
2005 (including  amendments  thereto) with respect to the Common Stock of CoSine
Communications, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  July 27, 2005                    STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Steven Wolosky
                                             ----------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for
                                             Warren G. Lichtenstein,
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Steven Wolosky
                                             ----------------------------------
                                             Steven Wolosky
                                             as Attorney In Fact for
                                             Warren G. Lichtenstein,
                                             Managing Member

                                         /s/ Steven Wolosky
                                         ---------------------------------------
                                         STEVEN WOLOSKY
                                         as Attorney In Fact for
                                         Warren G. Lichtenstein, Individually

                                         /s/ Jack L. Howard
                                         ---------------------------------------
                                         JACK L. HOWARD

                                         JL HOWARD, INC.

                                         By: /s/ Jack L. Howard
                                         ---------------------------------------
                                         Jack L. Howard, President

                                         J HOWARD, INC.

                                         By: /s/ Jack L. Howard
                                         ---------------------------------------
                                         Jack L. Howard, President